Exhibit 99.1

EXPLANATORY NOTE

Studio City Finance Limited’s Quarterly Report

for the Three Months Ended March 31, 2017

This quarterly report serves to provide holders of Studio City Finance Limited’s US$825,000,000 8.50% senior notes due 2020 (the “Studio City Finance Notes”) with Studio City Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three months ended March 31, 2017, together with the related information, pursuant to the terms of the indenture, dated November 26, 2012, relating to the Studio City Finance Notes. Studio City Finance Limited is a 60% owned subsidiary of Melco Resorts & Entertainment Limited (formerly known as Melco Crown Entertainment Limited).

Studio City Finance Limited

Report for the First Quarter of 2017

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to approximately US$129,000) term loan facility;

•	“Additional Development” refers to the additional development on the land on which Studio City is located, which is expected to include a hotel and related amenities;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Land Grant” refers to the land concession by way of lease, for a period of 25 years as of October 17, 2001, subject to renewal, for a plot of land situated in Cotai, Macau, described with the Macau Immovable Property Registry under No. 23059 and registered in Studio City Developments Limited’s name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, published in the Macau Official Gazette no. 42 of October 17, 2001 as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015 and including any other amendments from time to time to such land concession;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“MCE Cotai” refers to MCE Cotai Investments Limited, a subsidiary of Melco and a shareholder of SCI;

•	“Melco” refers to Melco Resorts & Entertainment Limited (formerly known as Melco Crown Entertainment Limited), a company incorporated in the Cayman Islands with its American depositary shares listed on the NASDAQ Global Select Market, and which, through its subsidiary MCE Cotai, ultimately owns a 60% interest in SCI;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Melco Crown Macau” refers to Melco’s subsidiary, Melco Crown (Macau) Limited, a Macau company and the holder of a gaming subconcession;

•	“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company owned by New Cotai Holdings;

•	“New Cotai Holdings” refers to New Cotai Holdings, LLC, a Delaware limited liability company, and which, through its subsidiary New Cotai, ultimately owns a 40% interest in SCI;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•	“Property” refers to a large-scale integrated leisure resort in Cotai, Macau, consisting of Studio City and the Additional Development;

•	“Project Costs” refers to the construction and development costs and other project costs, including licensing, financing, interest, fees and pre-opening costs, of Studio City;

•	“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, a company incorporated in the British Virgin Islands with limited liability;

•	“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Crown Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements thereunder;

•	“Shareholders Agreement” refers to the agreement dated July 27, 2011, as amended by the amendments dated September 25, 2012, May 17, 2013, June 3, 2014 and July 21, 2014, among MCE Cotai, New Cotai, Melco and SCI governing the relationship in connection with, and the conduct and operations of, SCI and its subsidiaries and the terms of further capital investment in SCI;

•	“Site” or “Land” refers to the plot of land situated in Macau, at the Cotai reclaimed land area, with a gross area of approximately 1.4 million square feet (130,789 square meters), described at the Macau Immovable Property Registry under no. 23059, and registered in Studio City Developments Limited’s name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015, comprised of lots G300, G310 and G400, denoted by the letter “A” on map no. 5899/2000 issued by Macau Cartography and Cadastre Bureau on January 3, 2012;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, and being the first phase of the Property;

•	“Studio City Casino” refers to the gaming areas being constructed or operated within the Property;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•	“Studio City Company Notes” refers to, collectively, the US$350.0 million aggregate principal amount of 5.875% senior notes due 2019 and the US$850.0 million aggregate principal amount of 7.250% senior notes due 2021, each issued by Studio City Company on November 30, 2016;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to approximately US$100.0 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our”, “our company” and “the Company” refer to Studio City Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three months ended March 31, 2017.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash used to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Pataca, our revenues and expenses are denominated predominantly in H.K. dollar and, in connection with a portion of our indebtedness and certain expenses, in U.S. dollar. Unless otherwise noted, all translations from H.K. dollar to U.S. dollar and from U.S. dollar to H.K. dollar in this quarterly report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on March 31, 2017 in New York City for cable transfers in H.K. dollar per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7714 to US$1.00. On May 19, 2017, the noon buying rate was HK$7.7835 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Pataca to U.S. dollar in this quarterly report were made at the exchange rate of MOP 8.0134 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2016. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which opened in October 2015. As of March 31, 2017, Studio City operated approximately 280 gaming tables and approximately 900 gaming machines. The gaming operations of Studio City Casino are focused on the mass market and target all ranges of mass market patrons. While Studio City Casino continues to focus on the mass market segment for gaming, VIP rolling chip operations, including both junket and premium direct VIP offerings, were introduced at Studio City Casino in early November 2016 and a VIP rolling chip area has been built at Studio City Casino with 33 VIP tables as of March 31, 2017.

Pursuant to the Services and Right to Use Arrangements, Melco Crown Macau operates the Studio City Casino and is reimbursed for the costs incurred in connection with its operation of the Studio City Casino. On December 21, 2015, we entered into the Master Services Agreements pursuant to which we and Melco Affiliates share and mutually provide non-gaming services at Studio City, City of Dreams and Altira Macau.

Our business is and will be influenced most significantly by the growth of the gaming and leisure market in Macau. According to the DICJ, the Macau gaming market experienced a decline in gross gaming revenues in 2016 as compared to 2015, with gross gaming revenues in Macau declining by approximately 3.3% on a year-on-year basis. The operating environment has improved in 2017, with gross gaming revenues in Macau increasing approximately 13.0% on a year-on-year basis in the first quarter of 2017, compared to the first quarter of 2016, and approximately 13.8% on a year-on-year basis in the first four months of 2017, compared to the same period in 2016, according to the DICJ. Market conditions will be affected by visitations to Macau and whether Macau further develops into a popular international destination for gaming patrons and other customers of leisure and hospitality services, which are key drivers of our business and our ability to compete effectively against existing and future competitors for market share. We believe that visitation and gaming revenue for the Macau market have been, and will continue to be, driven by a combination of factors, including the Chinese and Macau governments’ development plans for the region, which include improved infrastructure and development of Hengqin Island, Macau’s proximity to major Asian population centers, and the level of restrictions on travel to Macau from China. However, the restrictions that govern Chinese citizens’ ability to take larger sums of foreign currency out of China when they travel and the recent initiatives and campaigns undertaken by the Chinese government have resulted in an overall dampening effect on the behavior of Chinese consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the Chinese government’s ongoing anti-corruption campaign and implementation of austerity measures have had an overall chilling effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad. In addition, the number of gaming patrons visiting Macau may be affected by the Chinese government’s focus on deterring marketing of gaming activities to mainland Chinese residents by foreign casinos and its initiatives to tighten monetary transfer regulations and increased monitoring of various transactions, including bank or credit card transactions.

Studio City remains in its initial ramp-up period and has only been in operation for approximately 20 months. In addition to being impacted by the current economic and political environment in Macau, the performance of Studio City has developed more slowly than initially expected since inception due to localized factors, such as construction work in and around the Site. However, there has been a significant pickup in traffic flows as a result of the completion of the construction work on one side of the property beginning in the third quarter of 2016. In addition, we built an additional portal into the property to capitalize on the traffic flows. We also utilized marketing campaigns to drive visitations and awareness. We believe that these marketing and incentive programs will enable Studio City to achieve enhanced visitations. However, notwithstanding our management’s efforts to drive performance and to promote the growth and optimization of Studio City and its operations, Studio City has only been in operation for a short period of time and factors affecting our operations, including factors not currently known to us, may present challenges to the further development of our business in a manner that is inconsistent with our current plans and expectations. If the results of the ramp-up period are not as expected, there may be significant impact to our results of operations and financial condition.

Studio City sits within a separate, ring-fenced credit group and Studio City’s debt obligations are not guaranteed by its shareholders. In particular, Melco is not a guarantor under the 2021 Studio City Senior Secured Credit Facility, the Studio City Finance Notes or the Studio City Company Notes. As such, SCI and its shareholders are not contractually required to provide any additional financial support to Studio City with respect to the Studio City debt obligations. Accordingly, there is no assurance that Studio City’s shareholders will provide any further financial support to the project.

Furthermore, our plan for the Additional Development remains in an early stage, and is subject to, among other things, board approvals, agreements between stakeholders and shareholders, availability of financing, the extension of the development period under the Land Grant and conditions in the Macau market. In October 2016, we filed an application with the Macau government requesting an extension of the development period for the Additional Development under the Land Grant. Such application is currently under review by the Macau government. If for whatever reasons, the Macau government does not grant us an extension of the development period and we fail to complete the Additional Development by the deadline under the Land Grant, we may be forced to forfeit all or part of our investment in Studio City. Such failure and potential consequences will have a material adverse effect on our business and negatively affect our business and prospects, results of operations and financial condition. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in the Site, along with our interest in Studio City.

We expect to have significant capital expenditures in the future as we continue to develop the remaining undeveloped land of the Additional Development. We expect to fund the Additional Development through various sources, including cash on hand, operating free cash flows as well as debt or equity financing, including an initial public offering. Our ability to obtain debt or equity financing on acceptable terms or at all, depends on a variety of factors that are beyond our control, including global and regional economic conditions and outlooks, market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates. For example, changes in ratings outlooks may subject us to ratings agency downgrades, which could make it more difficult for us to obtain financing on acceptance terms. If we are unable to obtain such funding, our business, cash flows, financial condition, results of operations and prospects could be materially and adversely affected.

The Adjusted EBITDA for Studio City as mentioned in Melco’s unaudited first quarter 2017 earnings release dated May 4, 2017 does not reflect the intra-Melco group fees for the Master Services Agreements charged to Studio City Finance Limited and its subsidiaries. The consolidated financials of Studio City Finance Limited contained in this report reflect such intra-Melco group fees charged. In addition, the Adjusted EBITDA for Studio City mentioned above includes operating income or losses generated at Studio City by SCI’s subsidiaries which are not subsidiaries of Studio City Finance Limited. Such operating income or losses are not included in the consolidated financials of Studio City Finance Limited. The total variance resulting from the above differences for the first quarter of 2017 is approximately US$10 million.

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

For the first quarter of 2017, our total net revenues were US$120.7 million, an increase of US$23.3 million, from US$97.5 million of net revenues for the first quarter of 2016. The increase in total net revenues was primarily due to the increase in revenues from provision of gaming related services as a result of commencement of rolling chip operations in Studio City Casino in November 2016 and better performance in the mass market table games segment, partially offset by decreased non-gaming revenue.

Net loss attributable to Studio City Finance Limited for the first quarter of 2017 was US$24.8 million, a decrease of US$40.3 million from a net loss attributable to Studio City Finance Limited of US$65.1 million for the first quarter of 2016, primarily due to the increased revenues from provision of gaming related services mentioned above.

Studio City generated casino revenues of US$246.5 million and US$139.1 million for the first quarters of 2017 and 2016, respectively. Rolling chip volume was US$3.6 billion and the rolling chip win rate was 2.4% in the first quarter of 2017. Mass market table games drop increased to US$656.3 million compared with US$547.0 million in the first quarter of 2016. The mass market table games hold percentage was 26.4% in the first quarter of 2017 compared to 22.8% in the first quarter of 2016. Gaming machine handle for the first quarter of 2017 was US$497.4 million, compared with US$409.7 million in the first quarter of 2016. The gaming machine win rate was 3.7% in the first quarter of 2017 versus 3.6% in the first quarter of 2016. After the reimbursement to Melco Crown Macau for the costs incurred in connection with its operation of the Studio City Casino pursuant to the Services and Right to Use Arrangements, US$59.2 million and US$26.0 million were recognized as revenues from provision of gaming related services for the first quarters of 2017 and 2016, respectively.

Total non-gaming revenue at Studio City in the first quarter of 2017 was US$62.1 million, compared with US$73.2 million in the first quarter of 2016.

Total net non-operating expenses for the first quarter of 2017 were US$39.3 million, which mainly included interest expenses of US$38.1 million and other finance costs of US$2.0 million, as compared to total net non-operating expenses of US$39.8 million for the first quarter of 2016, which mainly included interest expenses of US$33.0 million and other finance costs of US$7.4 million.

Depreciation and amortization costs of US$43.6 million were recorded in the first quarter of 2017, of which US$0.8 million was related to the amortization of land use rights.

Liquidity and Capital Resources

We have relied on shareholder equity contributions and/or subordinated loans from our shareholders, net proceeds from the Studio City Finance Notes and a portion of the Studio City Project Facility to meet our development project needs through the opening of Studio City. Following the opening of Studio City in October 2015, we have relied and intend to rely on the cash generated from our operations and our debt and equity financings to meet financing needs and repay indebtedness, as the case may be.

As of March 31, 2017, a total of US$1,280.0 million, representing all of the capital contributions required under the Shareholders Agreement, have been funded by MCE Cotai and New Cotai to SCI. The Shareholders Agreement does not require MCE Cotai or New Cotai to make any additional capital contributions to SCI.

As of March 31, 2017, we held cash and cash equivalents of US$311.9 million and restricted cash of US$50.9 million. Restricted cash primarily represented certain bank account balances required to be maintained in accordance with the Studio City Finance Notes and Studio City Company Notes to serve interest repayment obligations. The revolving credit facility under the 2021 Studio City Senior Secured Credit Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	Three Months Ended March 31,
	2017	2016
	(In thousands of US$)
Net cash provided by (used in) operating activities	$30,186	$(4,313)
Net cash (used in) provided by investing activities	(47,177)	24,582
Cash used in a financing activity	(1,189)	(7,669)

Net (decrease) increase in cash and cash equivalents	(18,180)	12,600
Cash and cash equivalents at beginning of period	330,078	276,484

Cash and cash equivalents at end of period	$311,898	$289,084

Operating Activities

Operating cash flows are generally affected by changes in operating income and receivable related to provision of gaming related services and hotel operations and the remainder of the business including food and beverage and entertainment, is conducted primarily on a cash basis.

Net cash provided by operating activities was US$30.2 million for the three months ended March 31, 2017, as compared to net cash used in operating activities of US$4.3 million for the three months ended March 31, 2016. The change was primarily due to the improvement in underlying performance as described in the foregoing section.

Investing Activities

Net cash used in investing activities was US$47.2 million for the three months ended March 31, 2017 as compared to net cash provided by investing activities of US$24.6 million for the three months ended March 31, 2016. The change was primarily due to the increase in restricted cash in the current quarter, partially offset by the decrease in capital expenditure payments. Net cash used in investing activities for the three months ended March 31, 2017 mainly included an increase in restricted cash of US$38.1 million and capital expenditure payments of US$8.8 million.

The increase in restricted cash of US$38.1 million represented deposits made in certain bank accounts as required under the Studio City Finance Notes and Studio City Company Notes to serve the interest repayment obligations.

Net cash provided by investing activities for the three months ended March 31, 2016 mainly included a decrease in restricted cash of US$79.8 million, partially offset by capital expenditure payments of US$57.5 million.

The decrease in restricted cash of US$79.8 million during the three months ended March 31, 2016 was primarily due to withdrawal and payment of Studio City Project Costs from bank accounts that are restricted for such purpose.

Financing Activities

Cash used in a financing activity was US$1.2 million for the three months ended March 31, 2017 due to the payment of debt issuance costs associated with the Studio City Company Notes and 2021 Studio City Senior Secured Credit Facility.

Cash used in a financing activity was US$7.7 million for the three months ended March 31, 2016 due to the payment of debt issuance costs associated with the Studio City Project Facility.

Indebtedness and Capital Contributions

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of March 31, 2017:

As of March 31, 2017
(in thousands of US$)
Studio City Company Notes	$1,200,000
Studio City Finance Notes	825,000
2021 Studio City Senior Secured Credit Facility	129

$2,025,129

There was no change in our gross indebtedness as of March 31, 2017 compared to December 31, 2016.

As of the date of this report, MCE Cotai and New Cotai, shareholders of SCI, have contributed US$1,250.0 million to Studio City and US$30.0 million for the initial design work for the Additional Development in accordance with the Shareholders Agreement.

Studio City Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2017

Studio City Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	March 31, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$311,898	$330,078
Restricted cash	50,773	12,694
Accounts receivable, net	1,280	2,695
Amounts due from affiliated companies	35,394	18,190
Inventories	9,330	9,105
Prepaid expenses and other current assets	11,057	12,142

Total current assets	419,732	384,904

PROPERTY AND EQUIPMENT, NET	2,373,021	2,408,394
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	75,053	77,812
RESTRICTED CASH	130	130
LAND USE RIGHT, NET	128,164	128,995

TOTAL ASSETS	$2,996,100	$3,000,235

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$2,933	$3,368
Accrued expenses and other current liabilities	181,059	154,593
Amounts due to affiliated companies	26,617	33,469

Total current liabilities	210,609	191,430

LONG-TERM DEBT, NET	1,993,885	1,992,123
OTHER LONG-TERM LIABILITIES	17,362	17,333
DEFERRED TAX LIABILITIES	796	800

SHAREHOLDER’S EQUITY
Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued	—	—
Additional paid-in capital	1,460,083	1,460,083
Accumulated other comprehensive losses	(65)	(65)
Accumulated losses	(678,619)	(653,836)

Total Studio City Finance Limited shareholder’s equity	781,399	806,182
Noncontrolling interests	(7,951)	(7,633)

Total equity	773,448	798,549

TOTAL LIABILITIES AND EQUITY	$2,996,100	$3,000,235

Studio City Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2017	2016
OPERATING REVENUES
Provision of gaming related services	$59,225	$25,972
Rooms	22,026	20,958
Food and beverage	13,703	11,803
Entertainment, retail and other	26,364	40,390

Gross revenues	121,318	99,123
Less: promotional allowances	(594)	(1,653)

Net revenues	120,724	97,470

OPERATING COSTS AND EXPENSES
Provision of gaming related services	(7,263)	(3,691)
Rooms	(5,595)	(5,761)
Food and beverage	(11,938)	(14,351)
Entertainment, retail and other	(10,090)	(22,126)
General and administrative	(28,035)	(33,617)
Pre-opening costs	19	(797)
Amortization of land use right	(831)	(831)
Depreciation and amortization	(42,798)	(41,649)

Total operating costs and expenses	(106,531)	(122,823)

OPERATING INCOME (LOSS)	14,193	(25,353)

NON-OPERATING INCOME (EXPENSES)
Interest income	238	181
Interest expenses	(38,079)	(33,046)
Other finance costs	(1,960)	(7,376)
Foreign exchange gains, net	271	243
Other income, net	232	231

Total non-operating expenses, net	(39,298)	(39,767)

LOSS BEFORE INCOME TAX	(25,105)	(65,120)
INCOME TAX CREDIT	4	4

NET LOSS	(25,101)	(65,116)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	318	—

NET LOSS ATTRIBUTABLE TO STUDIO CITY FINANCE LIMITED	$(24,783)	$(65,116)

Studio City Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$30,186	$(4,313)

CASH FLOWS FROM INVESTING ACTIVITIES
Changes in restricted cash	(38,079)	79,775
Payment for acquisition of property and equipment	(8,814)	(57,480)
Funds to an affiliated company	(457)	(101)
Advance payments and deposits for acquisition of property and equipment	(3)	(30)
Proceeds from sale of property and equipment and other long-term assets	176	2,418

Net cash (used in) provided by investing activities	(47,177)	24,582

CASH FLOW FROM A FINANCING ACTIVITY
Payment of deferred financing costs	(1,189)	(7,669)

Cash used in a financing activity	(1,189)	(7,669)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(18,180)	12,600
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	330,078	276,484

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$311,898	$289,084

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$(1)	$(15,345)

NON-CASH INVESTING ACTIVITY
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	1,743	(2,218)

F-4